June 6, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
      Filed August 17, 2004
      File No. 333-83231

Dear Mr. Hamilton:

      As we previously discussed with you in our conference call on
June 3, 2005, we have reviewed your response letter dated June 2, 2005 and have the following additional comments. We also wish to remind you to file your June 2, 2005 response letter on EDGAR in connection with your response to the comments below. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please explain to us in sufficient detail the circumstances in which you capitalized costs associated with each of your six plans including the period in which these costs were initially capitalized.

2. If you acquired these intangible assets under SFAS 142, please explain to us how these intangible assets meet the requirements in paragraph 63 of FASB Concepts Statement 5 and paragraphs 25-31 of FASB Concepts Statement 6. In your response, please explain in detail how your intangible asset meets the definition of an asset rather than reciting the definition of an asset in FASB Concepts Statement 6.

3. Notwithstanding your response to comments 1 and 2 above, please tell us how you evaluate these intangible assets for impairment under
SFAS 144. Please explain to us at what level you test your intangible assets for impairment. For instance, it would appear that your impairment evaluation should be performed separately for each plan since this appears to be the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. In your response, please provide us with summaries of any impairment analyses performed under SFAS 144.

4. We note on page 2 in your response letter dated June 2, 2005, that you have sold 101 of the 24` x 40` model to 13 different School Boards over the past 24 months. Please also provide us with the number of modular structures sold for each of your other five plans during the past 24 months.

5. We note from your discussion on page 34 in your response letter dated June 2, 2005 that you appear to be in the scope of SOP 81-1. Please tell us how you account for revenues and costs under SOP 81-1.
If you had historically not applied SOP 81-1, please explain the impact on your historical financial statements if you had applied SOP
81-1 to all revenues and costs (including accounting for your pre-contract costs under paragraph 75).


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Phil Hamilton
Global Diversified Industries, Inc.
June 6, 2005
Page 1